

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

> Re: **COMM 2014-UBS5 Mortgage Trust**
> **Form 10-K for Fiscal Year End December 31, 2014**
> **Filed March 30, 2015**
> **File No. 333-193376-10**
>
> **COMM 2014-CCRE14 Mortgage Trust**
> **Form 10-K for Fiscal Year End December 31, 2014**
> **Filed March 26, 2015**
> **File No. 333-184376-11**

Dear Ms. Kaplan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.


Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief


cc: Anna Glick, Cadwalader, Wickersham & Taft LLP